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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 1)*


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                       ROGERS WIRELESS COMMUNICATIONS INC.
            --------------------------------------------------------
                                (Name of Issuer)

                        CLASS B RESTRICTED VOTING SHARES
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    775315104
                ------------------------------------------------
                                 (CUSIP Number)

                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT - LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                             BASKING RIDGE, NJ 07920
                                 (908) 221-2000


       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)

                                  JULY 9, 2001
       ------------------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                        (Continued on following pages)
                              Page 1 of 5 Pages

-------------------                                        ---------------------
CUSIP NO. 256069105           SCHEDULE 13D                     PAGE 2 OF 5
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      AT&T CANADA INVESTMENTS INC.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)    N/A
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           -0-
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      -0-
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      -0-
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                      |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                        ---------------------
CUSIP NO. 256069105                                           PAGE 3 OF 5
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      AT&T CORP.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)   N/A
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           -0-
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      -0-
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      -0-
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                      |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Schedule 13D amends with respect to AT&T Corp. ("AT&T") and AT&T Canada Investments Inc. the statement on Schedule 13D initially filed by JVII, AT&T Canada Investments Inc., BT (Netherlands) 1 B.V, AT&T Corp. and British Telecommunications plc on August 27, 1999. This amendment is being filed to reflect the split-off of AT&T Wireless Services, Inc. from AT&T on July 9, 2001, as a result of which AT&T Wireless Services, Inc. became an independent, publicly traded company. Consequently, AT&T no longer has any beneficial ownership of any of the securities of the Issuer.

      In connection with the foregoing, AT&T and AT&T Canada Investments Inc. amend and supplement the Schedule 13D as follows:


ITEM 1.     SECURITY AND ISSUER

            Rogers Cantel Mobile Communications Inc. changed its name to Rogers Wireless Communications Inc. Item 1 is hereby amended by removing all occurrences of "Rogers Cantel Mobile Communications Inc." and replacing them in their entirety with "Rogers Wireless Communications Inc."

ITEM 2.     IDENTITY AND BACKGROUND.

            AT&T and AT&T Canada Investments Inc. are no longer Reporting Persons. Item 2 is hereby amended by removing all references to AT&T and AT&T Canada Investments Inc., including their business addresses, information with respect to their officers and directors, and the second and fourth paragraphs.

ITEM 4.     PURPOSE OF THE TRANSACTION.

            AT&T and AT&T Canada Investments Inc. are no longer Reporting Persons. Item 4 is hereby amended by removing all references to AT&T and AT&T Canada Investments Inc.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Items 5(a) - (e) are hereby amended and supplemented by the addition of the following paragraphs hereto:

            The responses to Items 7 through 13 on the cover page provided for AT&T and AT&T Canada Investments Inc. are incorporated herein by reference.

             (e) As of July 9, 2001, AT&T and AT&T Canada Investments Inc. are no longer beneficial owners of any securities of the Issuer. AT&T and AT&T Canada Investments Inc. have not executed transactions in securities in the Issuer during the past 60 days.

ITEM 6.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 6 is hereby amended and supplemented by the addition of the following paragraph hereto:

            AT&T's relationship to BT with respect to the Issuer is now terminated.

                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 23, 2001                  AT&T CORP.



                                      By:     /s/ John Thompson
                                         ---------------------------------
                                           Name:  John Thompson
                                           Title: Assistant Secretary


Date:  July 23, 2001                  AT&T CANADA INVESTMENTS INC.



                                      By:     /s/ David Pester
                                         ---------------------------------
                                           Name:  David Pester
                                           Title: Vice President




                                  Page 5 of 5